Exhibit 21.1
Subsidiaries of the Registrant

Name, Jurisdiction	Relationship
Western Gas Operating, LLC	100% — owned by Western Gas Partners, LP
WGR Operating, LP	99.99% — owned by Western Gas Partners, LP
0.01% — owned by Western Gas Operating, LLC
Anadarko Gathering Company LLC	100% — owned by WGR Operating, LP
Pinnacle Gas Treating LLC	100% — owned by WGR Operating, LP
MIGC LLC	100% — owned by WGR Operating, LP